1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 3, 2023

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.01	Announcement on 2023/06/28:	The company agreed to terminate the "Account Integration System" transaction announced on 2020/8/5

99.02	Announcement on 2023/06/29:	The Board approved the appointment of senior management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2023

Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

The company agreed to terminate the "Account Integration System" transaction announced on 2020/8/5

Date of events: 2023/06/28

Contents:

1.
Date of occurrence of the event: 2023/06/28

2.
Date of the original announcement and reporting: 2020/08/05

3.
Summary of the content originally announced and reported:

To announce the company's transaction of ”Account Integration System” – CCBS 2.0 upgrading project of the second-generation customer account integration system.

4.
Reason for change and its main content: Consensual termination

5.
Effect on the Company's finance and business after the change: None

6.
Any other matters that need to be specified: None

EXHIBIT 99.02

The Board approved the appointment of senior management

Date of events: 2023/06/29

Contents:

1.
Date of occurrence of the event: 2023/06/29

2.
Company name: Chunghwa Telecom Co., Ltd.

3.
Relationship to the Company (please enter ”head office” or ”subsidiaries”): Head office

4.
Reciprocal shareholding ratios: N/A

5.
Cause of occurrence:

The 3rd extraordinary meeting of the 10th Board of Directors has approved that Ms. Hsueh-Lan Wu, president of International Business Group will be discharged on June 30, 2023 due to retirement. Mr. Chin-Chou Chen, vice president of International Business Group will be the successor to Ms. Wu as the president of International Business Group.

6.
Countermeasures: None

7.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): The effective date is June 30, 2023.